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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                         ------------------------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2000.

                                 PROTHERICS PLC
                 (Translation of Registrant's Name Into English)

                                BEECHFIELD HOUSE
                            LYME GREEN BUSINESS PARK
                         MACCLESFIELD CHESHIRE SK11 0JL
                                     ENGLAND
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F [X] Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Form 20-F [ ] Form 40-F [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82- .

         Attached to the Registrant's Form 6-K for the month of November 2000 and incorporated by reference herein is the Registrant's announcement as reported to the Company Announcements Office of the London Stock Exchange on October 23, 2000.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    PROTHERICS PLC



Date:    November 15, 2000          By: /s/ Andrew J. Heath
                                        ----------------------------------------
                                        Andrew J. Heath, M.D., Ph.D.
                                        Chief Executive Officer


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[PROTHERICS GRAPHIC]





                                                                 23 OCTOBER 2000

                PROTHERICS SIGNS VIRTUAL SCREENING CONTRACTS WITH
                        ZENECA AGROCHEMICALS AND CYTOPIA

Protherics PLC has signed contracts to provide virtual screening services to Zeneca Agrochemicals, the crop protection and plant science business of AstraZeneca, and Cytopia, an Australian bio-pharmaceutical company. These service contracts, which will generate combined revenues of approximately US$250,000, will provide an immediate new source of revenue to the Company.

Protherics' virtual screening capability will aid these companies in accelerating the discovery of active compounds for targets in their research programmes. The service contracts are expected to take between two and four months to fulfil. Protherics is in advanced discussions with several other companies to agree further service contracts of a similar size to those announced today.

This new revenue source resulted from the success of Protherics' Dock Crunch virtual screening trial where the Company demonstrated its ability to quickly and accurately identify potential new leads for drug development. To support demand for its virtual screening services and enable it to capitalise on future opportunities, Protherics has substantially increased its Computer Aided Molecular Design (CAMD) capacity with the addition of a powerful new multiprocessor computer.

PROTHERICS' CHIEF EXECUTIVE, ANDREW HEATH COMMENTED:

"We have created an efficient, accurate and highly valuable tool which puts Protherics at the cutting edge in this new age of drug discovery. Our collaborative deal with Ely Lilly & Co., the excellent results from our Dock Crunch virtual screening trials and these new service contracts all emphasise the strength of our CAMD business.

Given this foundation, we have recently announced our intention to divest our CAMD business to provide it with an optimal environment to build on the progress already achieved."


FOR FURTHER INFORMATION CONTACT:

Andrew Heath

Chief Executive, Protherics PLC                       +1 615 963 4511
Laura Frost
Simone Cheetham
The Maitland Consultancy                              +44 (0) 20 7379 5151


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                                 PROTHERICS PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics, an international biopharmaceutical company, has two platform technologies, the development and production of immunotherapeutics and computer-aided molecular design.

The Company's ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange.

DOCK CRUNCH - In this pioneering virtual (in-silico) screening project, known oestrogen receptor binding molecules were correctly identified following the computational screening of over a million chemical compounds in just one week, using Protherics' proprietary drug discovery system, PROMETHEUS, and SGI hardware. In addition, a detailed analysis of the results showed that Protherics had also identified novel structural classes of oestrogen receptor binding compounds which might prove useful in treating serious diseases such as osteoporosis, heart disease and cancer. These results are the subject of discussions with a number of major pharmaceutical companies.

Further information on the Company and its DockCrunch project is available at: http: //www.protherics.com.

CYTOPIA PTY LTD

Cytopia is a subsidiary of Medica Holdings Limited, a biotechnology investment company listed on the Australian Stock Exchange. Cytopia is developing new drugs for a range of immune diseases by targeting key proteins involved in cytokine signalling.

For further information visit www.medica.com.au or www.cytopia.com.au

ZENECA AGROCHEMICALS

Zeneca Agrochemicals (http://www.ZenecaAg.com) is the crop protection and plant science business of AstraZeneca. It is the fourth largest supplier to this international market, with sales in 1999 of $2.7 billion in over 100 countries. AstraZeneca (Registered Office, London) is a leading international pharmaceuticals and bioscience group with 1999 pro forma sales of $18.5 billion.

On 2 December 1999 it was announced by the Board of AstraZeneca PLC that it had agreed with the Board of Novartis AG to demerge and simultaneously merge AstraZeneca's agrochemicals and Novartis' agrochemicals and seeds business to create a new listed company, Syngenta AG. The merger, which is subject to various conditions including competition authority and shareholder approval, is expected to be completed in the second half of 2000.

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called `forward looking statements'. These statements can be identified by introductory words such as `expects', `plans', `will', `estimates', `forecasts', `projects', words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company's growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company's forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company's filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.